EXHIBIT 99.1

Independent Auditors’ Report

The Partners

ElderTrust Operating Limited Partnership:

We have audited the accompanying consolidated balance sheets of ElderTrust Operating Limited Partnership and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, partners’ capital and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule of real estate and accumulated depreciation. These consolidated financial statements and the financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ElderTrust Operating Limited Partnership and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in 2002 and Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections in 2003.

/s/ KPMG LLP

McLean, Virginia

April 28, 2004

ELDERTRUST OPERATING LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

(In thousands, except unit amounts)

	2003	2002
ASSETS
Assets:
Real estate properties, at cost	$164,038	$306,553
Less – accumulated depreciation and amortization of property and equipment under capital lease	(29,959)	(44,921)
Land	16,570	20,425

Net real estate properties	150,649	282,057
Properties held for sale	4,971	926
Cash and cash equivalents	25,669	7,379
Restricted cash	5,447	11,259
Accounts receivable, net of allowance of $34 and $16, respectively	186	119
Prepaid expenses	464	613
Investment in and advances to affiliates, net of allowance of $0 and $1,292, respectively	3,299	2,501
Other assets, net of accumulated amortization and depreciation of $1,257 and $1,128, respectively	1,498	1,173

Total assets	$192,183	$306,027

LIABILITIES AND PARTNERS’ CAPITAL
Liabilities:
Line of credit	—	$3,067
Mortgages, notes and bonds payable, and capital lease obligations	$84,445	204,889
Liabilities associated with assets held for sale	2,597	1,007
Accounts payable and accrued expenses	1,487	1,415
Deferred revenue	12,631	—
Other liabilities	1,109	6,267

Total liabilities	102,269	216,645
Limited partnership interests of third parties at redemption value (representing 264,115 units at December 31, 2003 and 2002)	3,309	2,183
Partners’ capital	86,605	87,199

Total liabilities and partners’ capital	$192,183	$306,027

The accompanying notes to consolidated financial statements are an integral part of these statements.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2003, 2002 and 2001

(in thousands, except per unit amounts)

	2003	2002	2001
Revenues:
Rental revenues	$18,722	$16,230	$15,417
Interest, net of amortization of deferred loan origination costs	276	284	2,700
Interest from unconsolidated equity investees	—	763	1,200
Other income	28	245	189

Total revenues	19,026	17,522	19,506

Expenses:
Property operating expenses	1,230	1,289	1,181
Interest expense, including amortization of deferred finance costs	8,016	7,774	10,343
Depreciation and amortization	5,840	5,051	4,453
General and administrative	3,524	2,309	3,060
Bad debt expense (recovery)	(890)	—	116
Gain on debt extinguishment	(1,039)	—	—
Severance expense	1,270	—	—
Loss on impairment of long-lived assets	—	—	450

Total expenses	17,951	16,423	19,603

Net income (loss) before equity in losses of unconsolidated entities, minority interest and discontinued operations	1,075	1,099	(97)

Minority interest	1	1	1

Equity in losses of unconsolidated entities, net	—	(21)	(598)

Net income (loss) from continuing operations	1,076	1,079	(694)

Income (loss) from discontinued operations	3,374	(336)	1,512

Net income	$4,450	$743	$818

Net income allocated to Class A general partners	$4	$1	$1
Net income allocated to Class A limited partners	4,429	739	814
Net income allocated to Class C limited partners	17	3	3

Net income per Class A general partnership unit	$0.50	$0.13	$0.13
Net income per Class A limited partnership unit	$0.56	$0.10	$0.11
Net income per Class C limited partnership unit	$0.55	$0.10	$0.10

Weighted average number of Class A general partnership units outstanding	8	8	8
Weighted average number of Class A limited partnership units outstanding	7,972	7,702	7,544
Weighted average number of Class C limited partnership units outstanding	31	31	31

The accompanying notes to consolidated financial statements are an integral part of these statements.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL

Years ended December 31, 2003, 2002, and 2001

(In thousands)

	Class A General Partnership Units	Class A Limited Partnership Units	Class C Limited Partnership Units	Class A General Partner	Class A Limited Partners	Class C Limited Partner	Loans to Partner for Unit Purchases	Total Partners’ Capital
Balances at January 1, 2001	8	7,475	31	$88	$86,368	$193	$—	$86,649
Net income	—	—	—	1	814	3	—	818
Partnership units retired	—	(4)	—	—	—	—		—
Net loans to partner for unit purchases	—	—	—	—	—	—	(335)	(335)
Market adjustment to record partnership units of third parties at redemption value	—	—	—	—	(1,984)	—	—	(1,984)
Partnership units issued	—	217	—	—	337	—	—	337

Balances at December 31, 2001	8	7,688	31	89	85,535	196	(335)	85,485
Net income	—	—	—	1	739	3	—	743
Partnership units issued	—	109	—	—	46	—	—	46
Net loans to partner for unit purchases	—	—	—	—	—	—	148	148
Market adjustment to record partnership units of third parties at redemption value	—	—	—	—	777	—	—	777

Balances at December 31, 2002	8	7,797	31	90	87,097	199	(187)	87,199
Net income	—	—	—	4	4,429	17	—	4,450
Partnership units retired	—	(12)	—	—	(118)	—	—	(118)
Net loans to partner for unit purchases	—	—	—	—	—	—	(52)	(52)
Market adjustment to record partnership units of third parties at redemption value	—	—	—	—	(1,126)	—	—	(1,126)
Partnership units issued	—	256	—	—	107	—	—	107
Distributions	—	—	—	(4)	(3,836)	(15)	—	(3,855)

Balances at December 31, 2003	8	8,041	31	$90	$86,553	$201	$(239)	$86,605

The accompanying notes to consolidated financial statements are an integral part of these statements.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001

(in thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,450	$743	$818
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,699	7,614	6,309
Bad debt expense (recovery)	(890)	—	116
Loss on impairment of long-lived assets	2,491	2,434	450
Gain on sale of property, plant and equipment	(822)	—	—
Gain on debt extinguishment	(1,657)	—	—
Lease modification/restructuring and consent fee	12,892	—	—
Non cash rental revenue	(133)	—	—
Minority interest and equity in losses from unconsolidated entities	(1)	1,363	2,598
Net changes in assets and liabilities:
Net (increase) decrease in reserve funds and deposits – restricted cash	2,436	179	(836)
Accounts receivable and prepaid expenses	(160)	(799)	1,000
Accounts payable and accrued expenses	950	400	(577)
Security deposits	(1,332)	(145)	252
Deferred lease costs	(610)	(154)	—
Other	(1,335)	(789)	142

Net cash provided by operating activities	25,978	10,846	10,272

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of unconsolidated entities	18	495	—
Cash paid to acquire unconsolidated entities	—	(85)	—
Capital expenditures	(439)	(533)	(171)
Proceeds from the sale of rental properties	34,386	—	—
Proceeds from collection on advances to unconsolidated entities	—	705	195
Payments received on real estate loans receivable	—	—	21,697
Other	—	—	(30)

Net cash provided by investing activities	33,965	582	21,691

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred finance costs	(64)	(525)	—
Borrowings under guidance line/bank credit facility	5,500	3,067	—
Payments under guidance line/bank credit facility	(8,567)	(7,370)	(31,352)
Payments on mortgages payable	(4,673)	(1,784)	(1,159)
Payments for other debt extinguishment	(29,882)	—	—
Distributions to unit holders	(3,855)	—	—
Distributions to minority interests	—	(3)	—
Other	(112)	(90)	99

Net cash used in financing activities	(41,653)	(6,705)	(32,412)

Net increase (decrease) in cash and cash equivalents	18,290	4,723	(449)
Cash and cash equivalents, beginning of year	7,379	2,656	3,105

Cash and cash equivalents, end of year	$25,669	$7,379	$2,656

Supplemental disclosure:
Cash paid for interest	$12,475	$9,734	$11,353

The accompanying notes to consolidated financial statements are an integral part of these statements.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

1. Organization and Operations

ElderTrust Operating Limited Partnership (the “Partnership”) is a limited partnership organized under the laws of the state of Delaware on July 30, 1997. The general partner is ElderTrust, a Maryland real estate investment trust, or REIT. The terms “we” “us” or “our,” as the context requires, may refer to the Partnership.

At December 31, 2003 and 2002, the Partnership’s consolidated assets primarily consisted of a diversified portfolio of 19 and 32 healthcare properties, respectively, comprised primarily of assisted living and skilled nursing facilities which are leased back to third party healthcare providers, generally under triple-net leases. Triple net leases dictate that costs associated with operating the facilities, including real estate taxes, insurance and utilities, are the responsibility of the tenant.

At December 31, 2001, the Partnership’s consolidated assets also included investments in unconsolidated entities consisting of (a) a 99% non-voting limited partnership interest in an unconsolidated entity, ET Sub-Meridian Limited Partnership, LLP, (“Meridian”) which holds leasehold and purchase option rights for seven skilled nursing facilities, (b) a 99% non-voting interest in two other unconsolidated entities, ET Sub-Cabot Park, LLC, (“Cabot”) which owns an independent living facility and ET Sub-Cleveland Circle, LLC, (“Cleveland”) which owns an assisted living facility and (c) a 95% non-voting interest in ET Capital Corp. (“ET Capital”), which is primarily engaged in providing construction and other financing related to healthcare facility development. Prior to September 30, 2002, the Partnership accounted for its investments in Meridian, Cabot and Cleveland under the equity method due to a lack of control on the Partnership’s part over the operational decision making process of these entities. As of September 30, 2002, the Partnership acquired control of these investments and has consolidated the respective balance sheets of Meridian, Cabot and Cleveland and their results of operations from that date. Additionally, beginning in January 2003, the Partnership began consolidating its investment in ET Capital, having then acquired the remainder of its ownership interests. See Note 8 for additional information.

Approximately 54% and 86% of the Partnership consolidated assets at December 31, 2003 and 2002, respectively, consist of real estate properties leased to or managed by Genesis Health Ventures, Inc., its successor, Genesis HealthCare Corp. or its consolidated subsidiaries (unless the context otherwise requires, collectively, “Genesis”) or entities in which Genesis accounts for its investment using the equity method of accounting (“Genesis Equity Investees”). Accordingly, the Partnership’s consolidated revenues and ability to make distributions to unitholders depends, in significant part, upon the revenues derived from Genesis. See Note 5 for additional information. Michael Walker, the general partner’s Chairman of the Board of Trustees and Acting President and Chief Executive Officer, served as Chief Executive Officer of Genesis from 1985 until May 2002 and as Chairman of the Board of Genesis from 1985 until October 2002.

Basis of Presentation

The consolidated financial statements of the Partnership include the accounts of all wholly-owned and controlled subsidiaries. Intercompany balances and transactions have been eliminated.

2. Merger of ElderTrust

On November 20, 2003, the general partner, entered into a definitive merger agreement with Ventas, Inc., (“Ventas”), a healthcare REIT based in Louisville, Kentucky, whereby Ventas would acquire all of the outstanding common shares of ElderTrust and Class A units of the Partnership for $12.50 per share/unit, in an all cash transaction valued at $184 million. The transaction (the “Ventas Transaction”) was approved by the shareholders of ElderTrust. The transaction was completed on February 5, 2004.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Partnership considers all short-term, highly liquid investments that are readily convertible to cash and have an original maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents bond and operating reserve funds required in connection with outstanding debt issues, security deposits, letters of credit and mortgage escrow accounts.

Real Estate Properties

Real estate properties are recorded at cost. Acquisition costs and transaction fees, including legal fees, title insurance, transfer taxes, external due diligence costs and market interest rate adjustments on assumed debt directly related to each property are capitalized as a cost of the respective property. The cost of real estate properties acquired is allocated between land and buildings and improvements based upon estimated market values at the time of acquisition. Depreciation is provided for on a straight-line basis over an estimated composite useful life of twenty-eight and one-half years for buildings and improvements.

We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

•	our general partner has approved the plan of sale, and

•	we have a binding agreement with a qualified buyer, which provides for no significant outstanding contingencies, which could cause the transaction not to be completed in a timely manner.

We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale. We segregate the held for sale properties on our consolidated balance sheet and classify their operating results as discontinued operations on our consolidated statements of operations.

Application of New Accounting Standards

The Financial Accounting Standards Board (“FASB”) recently issued SFAS No 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS No. 150). This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Previously, many such instruments had been classified as equity. A freestanding financial instrument is an instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable, such as certain put and call options. These provisions are effective for financial instruments issued or modified after June 15, 2003.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

On November 7, 2003, the FASB issued a FASB Staff Position (FSP) 150-3 indefinitely deferring the application of a portion of SFAS No. 150 with respect to minority interests in consolidated ventures entered into prior to November 5, 2003. While there is no financial statement impact, FSP 150-3 does require disclosure of the fair value of the minority interest in consolidated ventures as of the balance sheet date. At December 31, 2003, the Partnership held interests in three joint ventures with finite lives that had minority interests. The carrying and fair value of these interests was deminimus at December 31, 2003.

In April 2002, FASB Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, was issued. Statement 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to restrict the classification of the gains or losses as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. The provisions of Statement 145 related to the rescission of FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, were applied beginning in 2002 with retroactive application for all periods presented. The adoption of Statement 145 in 2003 resulted in the classification of approximately $1 million of gain from extinguishment of debt as a component of income from continuing operations in the Partnership financial statements for the year ended December 31, 2003.

Impairment of Long-Lived Assets and Discontinued Operations

The Partnership adopted Statement 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) on January 1, 2002. In accordance with SFAS No. 144, long-lived assets, such as rental property, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Properties held for sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale should be presented separately in the appropriate asset and liability sections of the balance sheet.

Under SFAS No. 144, the Partnership is required to reclassify from continuing operations to discontinued operations, the results of operations from any property that is disposed of or is classified as held for sale and where the Partnership will not have significant continuing involvement.

Deferred Financing Costs

Deferred financing costs are incurred in the process of acquiring financing for the Partnership. The Partnership amortizes these costs over the term of the respective borrowing using a method that approximates the interest method.

Allocation of Net Income (Loss) and Cash Distributions

The allocation of net income (loss), after the special allocation of depreciation and the low income housing tax credits associated with the Cleveland Circle, Cabot Park, and Vernon Court properties to the Class C unitholders, is based on each partner’s pro rata share in proportion to their respective percentage interest as of the last day of the period for which such allocation is being made.

Distributions are paid pro rata in proportion to each partner’s respective percentage interest on the partnership record date.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

Income Taxes

We have received a ruling from the Internal Revenue Service stating that we are classified as a limited partnership for federal income tax purposes. As such, we make no provision for income taxes. The taxable income or loss is passed through to the holders of partnership interests for inclusion on their individual income tax returns.

Leases and Rental Income

Real estate properties are leased to operators primarily on a long-term triple net-lease basis. Two of these leases provide for rents based on a specific percentage of facility operating revenues with no required minimum rent (“percentage rent leases”). In 2003, a majority of the leases with Genesis were restructured to include a base rent, increasing by the greater of 1.5% or one half of the percentage increase in the Consumer Price Index for the preceding year. Other remaining leases provide for base rent, increasing each year by the lesser of 5% of the increase in facility revenues for the immediately preceding year or one-half of the percentage increase in the Consumer Price Index for the immediately preceding year (“minimum rent leases”). All three types of leases are triple net-leases that require the lessees to pay all operating expenses, taxes, insurance, maintenance and other costs, including a portion of capitalized expenditures. The remaining leases (“fixed rent leases”) are with tenants in medical office and other buildings and provide for specific annual rents, subject to annual increases in some of the leases.

Lease payments are recognized as revenue in accordance with lease terms. Certain of the leases provide for scheduled annual rent increases. The Partnership reports base rental revenue on these leases using the straight-line method over the term of the respective leases. The Partnership records an unbilled rent receivable or payable representing the amount that the straight-line rental revenue exceeds or reduces the rent currently collectible under the lease agreements.

Deferred Rent and Consent Fees

In 2003, the Partnership received various payments from Genesis for the restructuring of certain leases and various other concessions. These deferred payments relate to prospective changes in the related leases, including reductions in monthly rental amounts, changes to lease termination dates, and changes to the lease guarantor. Accordingly, the cash received in consideration of these modifications is recognized in rental income on a straight-line basis over the life of the respective leases. See Note 4 for additional information.

Investments in Unconsolidated Entities

Prior to January 2003, the Partnership had an investment in ET Capital Corp., an entity in which the controlling voting interest was owned by Mr. D. Lee McCreary, Jr., the former President, Chief Executive Officer and Chief Financial Officer of the general partner. As a result, the Partnership accounted for this investment using the equity method. In January 2003 the Partnership acquired the remaining interests in ET Capital. As of the date of this acquisition, the Partnership consolidated ET Capital in its financial statements.

Segment Reporting

The Partnership’s primary objective is to invest in healthcare facilities. The Partnership has one reportable segment, which is investments in healthcare facilities.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

4. Restructuring Agreements

On July 14, 2003, the Partnership entered into a non-binding letter of intent (the “LOI”) with Genesis Health Ventures, Inc. (“Genesis”) to restructure their current business relationship. As part of this transaction Genesis intended to spin-off its ElderCare division (the “Spin-Off”), which will be known as Genesis HealthCare Corporation (“HealthCare”). Operations of Partnership assets that are leased to Genesis would be spun off to HealthCare as part of the transaction and, as a result, the Partnership has certain approval rights with respect to the Spin-Off. The LOI sets forth the proposed terms of the restructuring of the Partnership’s current transactions with Genesis and approval of the Spin-Off. The LOI also addressed assets currently leased by the Partnership to Crozer/Genesis ElderCare Limited Partnership (“Crozer”) and Genesis Eldercare Partnership of New England, L.P. (“NDNE”), a 90% owned subsidiary of Genesis, and the proposed assignment of leasehold interests to Benchmark Assisted Living, LLC (“Benchmark”). The Spin-Off was completed on December 1, 2003. Most of the restructuring transactions, as described below, were completed as of December 31, 2003.

Transactions Under the Crozer/Genesis Agreement

On August 11, 2003, the Partnership completed the restructuring of lease transactions with Crozer, including the satisfaction of its $14 million, non-recourse loan secured by the Harston Hall and Pennsburg properties for a cash payment of $11.5 million. This transaction resulted in gain on debt extinguishment of $2.5 million, $0.6 million which is included in discontinued operations and $1.9 million which is included in the gain on debt extinguishment line on the consolidated statement of operations. Under the terms of the agreements with Crozer, the Harston Hall property was sold to Genesis for $2.6 million, and the annual rent on the Pennsburg property was reduced to $656,000 per year in exchange for a one-time payment by Genesis of $2.5 million. The Partnership recorded an impairment charge on the Harston Hall property of $1.8 million upon the determination that the property was held for sale and a gain of approximately $0.6 million corresponding to the amount of debt forgiven by the lender in connection with the satisfaction of the related mortgage loan when the property was sold.

Additionally, the leases for the Pennsburg Manor, Chapel Manor and Belvedere properties were extended for approximately twelve years, and certain other changes were made to the leases, including, but not limited to, elimination and return of the security deposits, the addition of a lease coverage ratio test of at least 1.25:1, and the addition of lease guarantees by Genesis. Following Genesis’ Spin-Off, the leases are guaranteed by HealthCare.

Transactions under the Genesis Master Agreement and the Benchmark Agreement

On September 8, 2003, the Partnership entered into a definitive Master Agreement (the “Genesis Agreement”) with Genesis and a purchase and sale agreement (the “Benchmark Agreement”) with NDNE. Under the terms of the Benchmark Agreement, the Partnership received $5.0 million in exchange for various lease modifications. Under the agreement, NDNE assigned their leasehold interests in the Cabot Park, Cleveland Circle, North Andover and Vernon Court properties to Benchmark, annual rents under the leases were reduced by $1,380,000 per year and terms of the leases were extended ten years to end in 2013. Additionally, Benchmark has the option to acquire the Cabot Park, Cleveland Circle and North Andover properties, on the fifth and tenth lease anniversary dates and an option to acquire the Vernon Court property at any time during the lease term. The leases have limited guarantees equal to one year’s rent provided by AEW Partners IV, a significant investor in Benchmark.

Under the terms of the Genesis Agreement, the Partnership sold the Liberty Court property to Genesis for approximately $10.3 million on October 29, 2003. Annual rental under the modified leases on Heritage Woods and Sanatoga Court properties were reduced by $0.7 million and their lease terms were extended through 2012 in exchange for a cash payment of approximately $2.6 million.

On November 7, 2003, Genesis purchased the Partnership’s ownership interest in Meridian, which is the prime lessee on seven properties which were subleased to Genesis and accounted for by the Partnership as capital leases (“Meridian 7”) for approximately $93.4 million including $18.0 million in cash and Genesis’ assumption of approximately $75.4 million of debt and lease obligations.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

On December 12, 2003, the Partnership sold the Willowbrook property to Genesis for approximately $1.5 million and sold the Phillipsburg property to Genesis for approximately $3.4 million.

On December 23, 2003, the Partnership sold the Pleasant View property to Genesis for approximately $4.6 million, including the transfer of approximately $3.7 million of mortgage debt to Genesis.

On January 30, 2004, the Partnership sold the Riverview Ridge property to Genesis for approximately $5.1 million including the assumption of debt of $2.4 million.

In addition to the transactions listed above, Genesis agreed to pay a $5.0 million consent fee to the Partnership immediately upon completion of the Spin-Off. Following the Spin-Off, the Partnership changed the guarantor from Genesis to HealthCare on the six remaining leases with Genesis, and made certain other modifications to those leases. The Partnership received $4.7 million during December 2003 with the balance being paid upon the completion of the Riverview Ridge ($0.3 million) sales transaction in January 2004.

5. Discontinued Operations

The Salisbury Medical Office Building (“SMOB”), located in Salisbury, Maryland, was classified as held for sale in June 2002. On March 7, 2003, the Partnership sold SMOB for approximately $1.0 million. These proceeds were used to pay off the $1.0 million of debt secured by the property.

On August 13, 2003, the Harston Hall property, located in Flourtown, Pennsylvania, was sold to Genesis Health Ventures, Inc. (“Genesis”) for approximately $2.6 million. The $14.0 million non-recourse debt secured by the Harston Hall and Pennsburg properties was satisfied in full for a payment of $11.5 million prior to the sale. The extinguishment of the Harston Hall portion of the debt resulted in a gain of $0.6 million, which is included in discontinued operations.

On September 11, 2003, the Partnership entered into a definitive Master Agreement (the “Genesis Agreement”) with Genesis. Under the terms of the Genesis Agreement, five properties, (Liberty Court, also known as Rittenhouse, Willowbrook, Phillipsburg, Riverview Ridge and Pleasant View), were sold to the company spun-off from Genesis Health Ventures, which is known as Genesis HealthCare Corporation (“HealthCare”). Among other transactions, HealthCare purchased the ownership interest in the Partnership subsidiary ET Sub-Meridian Limited Partnership, L.L.P. (“Meridian”) that is the prime lessee on seven properties currently subleased to Genesis and accounted for by the Partnership as capital leases (“Meridian 7”). All 12 of these properties were accounted for as discontinued operations at December 31, 2003. All of these transactions were completed in the fourth quarter of 2003 with the exception of the Riverview Ridge property, which closed on January 30, 2004.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

The following represents the summary of results of operations of the properties that have been classified as held for sale at December 31, 2003 or sold during 2003 or 2002 and their operating results as reported in discontinued operations:

	Year Ended December 31, (in thousands)
	2003	2002	2001
Rental revenue	$11,391	$5,859	$3,344
Interest	6	2,131	2,735
Other income	1,831	61	45

Total revenue	13,228	8,051	6,124

Interest expense	5,273	2,416	1,289
Depreciation and amortization	3,432	2,085	1,225
Property operating expense	24	55	69
General and administrative	75	53	37
Loss on impairment of assets	2,491	2,434	—
Gain on debt extinguishment	(619)	—	—
Gain on sale of fixed assets	(822)	—	—

Total expenses, net	9,854	7,043	2,620

Income before equity in losses of unconsolidated entities	3,374	1,008	3,504
Equity in losses of unconsolidated entities	—	(1,344)	(1,992)

Income (loss) from discontinued operations	$3,374	($336)	$1,512

6. Real Estate Investments

As of December 31, 2003, the Partnership had investments in 19 real estate properties located in three states. The properties include ten assisted living facilities, and one independent living facility included in continuing operations with a total of 1,043 beds, five skilled nursing facilities with a total of 778 beds, and three medical office and other buildings. The Partnership leases its assisted living, independent living and skilled nursing properties to operators pursuant to long-term triple net leases.

At December 31, 2003, future minimum lease payments are as follows (dollars in thousands):

2004	$17,585
2005	17,679
2006	17,728
2007	17,547
2008	16,835
Thereafter	75,103

$162,477

7. Concentration of Risk

Revenues recorded by the Partnership under leases with and loans to Genesis or Genesis Equity Investees were approximately $20.2 million, $18.3 million, and $16.1 million in 2003, 2002 and 2001, respectively. The Partnership’s equity in net losses of unconsolidated entities (see Note 8) derived from arrangements with Genesis or Genesis Equity Investees totaled approximately $1.5 million and $2.3 million in 2002 and 2001, respectively. Approximately $1.3 million and $2.0 million of losses related to Meridian were included in discontinued operations in conjunction with SFAS No. 144. The Partnership did not have any equity in net earnings or losses of unconsolidated entities derived from arrangements with Genesis or Genesis Equity Investees subsequent to October 1, 2002. The Partnership’s consolidated revenues depends in significant part, upon the revenues derived from Genesis. After the Genesis spin-off, the Partnership’s

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

expected revenues from Genesis will be approximately $6.9 million per year or about 42% of the Partnership total rental revenue. Also, the Partnership’s expected revenues from Benchmark will be approximately $4.8 million per year or 29% of the Company’s total rental revenue.

8. Investments in and Advances to Affiliates

As of December 31, 2003 the Partnership did not have any investments in unconsolidated subsidiaries. At December 31, 2002, the Partnership’s investments in and advances to affiliates was $2,501, of which $(639) consisted of its investment in and advances to ET Capital. In January 2003, the Partnership acquired Mr. McCreary’s 5% controlling ownership interest in ET Capital for nominal consideration. Summary financial information as of and for the year ended December 31, 2002 for ET Capital Corp. is as follows (in thousands):

Balance Sheet
Current assets	$290
Notes receivable (1)	3,845
Total assets	4,135
Current liabilities	290
Long-term debt (1)	8,772
Total liabilities	9,062
Deficit	(4,927)

(1) Represents amounts due to/from the general partner.

Income Statement
Interest income (2)	1,874
Interest expense (2)	488
Bad debt expense	1,308
Net income	131
Percent ownership	95%

(2) Represents amounts earned from/incurred to the general partner.

In May 2001, ET Capital was named as a third party defendant in a complaint filed against Genesis. This lawsuit was settled on December 31, 2002. Under the settlement terms, ET Capital received $250,000 and was released from any claims under the lawsuit in exchange for forgiving notes totaling $7.8 million plus accrued interest. ET Capital Corp. fully reserved for these loans in 2000.

During September 2002, the Partnership acquired, or obtained options to acquire (collectively, the “Acquisition”), from D. Lee McCreary, Jr., the general partner’s former President and Chief Executive Officer, the controlling 1% ownership interests in Meridian, Cabot and Cleveland for approximately $85,000. The ownership interest in Meridian was acquired and Mr. McCreary transferred operational and managerial control of Cabot and Cleveland during the option period. The purchase price for Mr. McCreary’s interests were determined based upon estimated fair market values.

The purchase options for Cabot and Cleveland were exercised in February 2004 for approximately $17,000.

Summary financial information for Meridian, Cabot and Cleveland for the year ended December 31, 2002 is as follows:

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

	ET Sub- Meridian, LLP	ET Sub- Cabot Park, LLC	ET Sub- Cleveland Circle, LLC	Total
Rental revenue	$10,100	$1,694	$1,498	$13,292
Interest income	7	15	14	36
Interest expense	8,307	1,323	1,001	10,631
Depreciation/amortization	3,514	560	462	4,536
Net income (loss)	$(1,771)	$(206)	$18	$(1,959)

Prior to the acquisition of the controlling interest in the entities that owned Cabot, Cleveland and Meridian, the Partnership accounted for its investment in these properties under the equity method. As of December 31, 2002, the Partnership has consolidated Meridian, Cabot and Cleveland with the Partnership’s other operations. As of January 2003 the results of ET Capital are consolidated with the Partnership.

Summary unaudited financial information as of and for the year ended 2001 for unconsolidated entities accounted for by the equity method during the year is as follows (dollars in thousands):

	ET Sub- Meridian, LLP	ET Capital Corp.	ET Sub- Cabot Park, LLC	ET Sub- Cleveland Circle, LLC	Total
Rental revenue	$9,883	$—	$1,669	$1,477	$13,029
Interest income	67	2,152	23	22	2,264
Interest expense	8,331	768	1,349	1,028	11,476
Bad debt expense	47	1,552	—	—	1,599
Depreciation/amortization	3,512	—	560	462	4,534
Net loss	(2,013)	(343)	(251)	(24)	(2,631)

Percent ownership	99%	95%	99%	99%

9. Line of Credit

On August 30, 2002, the Partnership entered into a line of credit (“Guidance Line”) agreement with Wachovia Bank, N.A. Funds provided at closing of approximately $3.1 million were used to pay off the existing credit facility, and certain transaction and other costs. The Guidance Line bears interest at a floating rate of 3.25% over LIBOR, or 4.71% at December 31, 2003. There were no amounts outstanding at December 31, 2003. At December 31, 2003, the properties securing the Guidance Line had an aggregate net book value of $21.5 million. During the year ended December 31, 2003, the Partnership derived revenues of $1.8 million from these properties. The general partner has guaranteed the Partnership’s performance under the Guidance Line. The Guidance Line was terminated on February 4, 2004 in connection with the acquisition of ElderTrust by Ventas, Inc.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

10. Mortgages, Notes and Bonds Payable and Capital Lease Obligations

The following is a summary of mortgages, notes and bonds payable and capital lease obligations at December 31, 2003 and 2002 (dollars in thousands):

Property	Effective Interest Rate		Maturity Date	Balance at December 31, 2003	Balance at December 31, 2002
DCMH Medical Office Building (a)	8.35%		11/2009	$5,560	$5,638
Cabot Park (a)	5.80%		1/2037	12,518	12,630
Cleveland Circle (a)	5.80%		10/2025	10,708	10,926
Professional Office Building I (a)	8.35%		11/2009	2,450	2,485
Meridian capital lease	7.06%		9/2008	—	65,295
Meridian note payable	7.06%		9/2008	—	11,524
Pleasant View (a)	8.26%		10/2009	—	3,743
Heritage at North Andover (a)	8.26%		10/2009	8,296	8,417
The Woodbridge
Bonds due 2005	7.81	% *	9/2005	328	472
Bonds due 2025	7.81	% *	9/2025	9,376	9,411
Belvedere NRC/ Chapel NRC (a)	8.46%		10/2009	17,985	18,238
Highgate at Paoli Pointe Series A Bonds	7.81	% *	1/2024	—	9,424
Riverview Ridge (a)	7.81	% *	1/2020	—	2,673
Vernon Court (a)	5.80	% *	5/2025	13,261	13,540
Lacey Branch Office Building	7.81	% *	10/2022	463	473
Wayne NRC (a)	LIBOR+3.00%		12/2004	3,500	4,600
Pennsburg Manor NRC/ Harston Hall NCH (a)	LIBOR+3.00%		4/2003	—	14,900
Lopatcong Care Center (a)	LIBOR+3.00%		12/2004	—	10,500

Total				84,445	204,889

Mortgage debt relating to properties held for sale
Riverview Ridge (a)	7.81	%*	1/2020	2,597	—
Salisbury Medical Office Building (a)	8.16%		10/2009	—	1,007

Total Mortgage debt relating to properties held for sale				2,597	1,007

Grand total				$87,042	$205,896

(a)	The repayment of principal and interest on these loans is non-recourse to the Partnership.
*	The stated interest rates on these mortgages are higher than the effective interest rates because the loans were adjusted to market rates when the loans were acquired by the Partnership.

The Partnership’s weighted average effective interest rate on mortgages, notes and bonds payable was 7.05% and 6.75% at December 31, 2003 and 2002, respectively.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

Scheduled principal payments and bond sinking fund requirements are as follows (in thousands):

2004	$5,077
2005	1,695
2006	1,827
2007	1,932
2008	2,024
Thereafter	74,487

$87,042

At the end of 2002 and 2003, ET Sub-Woodbridge, L.P. (“Woodbridge”), the company obligated under the Woodbridge bonds, had an event of default occur. The event of default is the result of Woodbridge’s failure to maintain a debt service coverage ratio of at least 1.00 at the annual evaluation date. The Trustee and Bondholder have not notified Woodbridge of their intent to seek any of the remedies available under the bond documents.

The following table sets forth the material financial covenants under our indebtedness, and the degree to which we complied with those covenants as of December 31, 2003:

Financial Covenant	Required Ratio/Test	Actual Ratio/Test
Minimum tangible net worth (2)	$75.0 million	$86.5 million
Total leverage ratio	Less than 65%	39.3%
Minimum interest coverage ratio	Greater than 1.75	2.10
Minimum fixed charge ratio	Greater than 1.50	1.88
EBITDA to interest expense(1) (2)	Greater than 1.80	2.04

(1)	This interest coverage ratio requirement increases to 1.90:1 after June 30, 2004.
(2)	These financial covenants relate to the general partner’s guarantee of the ET Sub-Woodbridge, L.P. bond debt.

11. Operating Lease

The Partnership leases its corporate office space from a third party under an operating lease, which expires on September 30, 2007. Under the lease agreement, the Partnership pays base rent plus its portion of real estate taxes, common area maintenance and operation for the building based upon the ratio of square footage of the leased premises to the square footage of the building. Rent expense is recorded on a straight-line basis over the term of the lease agreement. Future minimum rental payments are as follows (dollars in thousands):

2004	$168
2005	172
2006	178
2007	136

Total	$654

Rent expense was $172,000 and $86,000 for 2003 and 2002, respectively.

12. Disclosure About Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash and accounts receivable approximates fair value based on the short-term nature of these investments.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

The carrying amounts of the Partnership’s line of credit and variable rate mortgages payable at December 31, 2003 and 2002 approximate fair value because the borrowings are at variable interest rates. The fair value of the Partnership’s fixed rate notes payable, mortgages and bonds payable at December 31, 2003 and 2002 is estimated using discounted cash flow analysis and the Partnership’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Partnership’s fixed rate mortgages, bonds and note payable at December 31, 2003 is approximately $90.0 million.

13. Quarterly Financial Information (Unaudited)

The following quarterly financial data summarize the unaudited quarterly results from continuing operations for the years ended December 31, 2003 and 2002 (in thousands, except per unit amounts):

	Quarter ended
	December 31,	September 30,	June 30,	March 31,
2003
Revenues from continuing operations	$4,661	$4,814	$4,800	$4,751
Income (loss) from continuing operations	(1,300)	1,064	193	1,119
Net income (loss)	1,434	2,552	(1,153)	1,617
Net income (loss) allocated to Class A general partners	1	2	(1)	2
Net income (loss) allocated to Class A limited partners	1,427	2,540	(1,147)	1,609
Net income (loss) allocated to Class C limited partners	6	10	(5)	6
Net income (loss) per Class A general partnership unit	$0.13	$0.25	$(0.13)	$0.25
Net income (loss) per Class A limited partnership unit	$0.18	$0.32	$(0.14)	$0.20
Net income (loss) per Class C limited partnership unit	$0.19	$0.32	$(0.16)	$0.19

	Quarter ended
	December 31,	September 30,	June 30,	March 31,
2002
Revenues from continuing operations	$4,859	$4,169	$4,144	$4,350
Net income (loss) from continuing operations	466	240	168	205
Net income (loss)	(1,143)	762	419	705
Net income (loss) allocated to Class A general partners	(1)	1	—	1
Net income (loss) allocated to Class A limited partners	(1,137)	758	417	701
Net income (loss) allocated to Class C limited partners	(5)	3	2	3
Net income (loss) per Class A general partnership unit	$(0.13)	$0.13	$—	$0.13
Net income (loss) per Class A limited partnership unit	$(0.15)	$0.10	$0.05	$0.09
Net income (loss) per Class C limited partnership unit	$(0.16)	$0.10	$0.06	$0.10

ELDERTRUST OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

14. Related Party Transactions

In addition to the transaction with D. Lee McCreary, Jr. discussed in Note 8, on February 5, 2004 the Partnership exercised its option to acquire Mr. McCreary’s 1% ownership interest in ET Sub – Vernon Court, LLC, a consolidated subsidiary of the Partnership, for approximately $3,000.

The Partnership has an accounts receivable balance with the general partner of approximately $3.3 million and $3.1 million, respectively at December 31, 2003 and 2002. These balances include amounts owed for general and administrative expenses paid by the Partnership on behalf of the general partner and for the purchase of partnership units.

Michael Walker, the general partner’s Chairman of the Board of Trustees and Acting President and CEO, served as Chief Executive Officer of Genesis from 1985 until May 2002 and as Chairman of the Board of Genesis from 1985 until October 2002. At December 31, 2003, Mr. Walker beneficially owned approximately 2.8% of the Class A limited partnership units.

15. Minority Interest

The general partner owned 7,784,446 and 7,540,142 units of the Partnership, or approximately 96.3% and 96.2% of the total outstanding partnership units at December 31, 2003 and 2002, respectively. The remaining ownership interests include interests owned directly or indirectly by trustees and officers of the Partnership and Genesis totaling 295,560 units.

Subject to certain limitations in the Operating Partnership Agreement, the limited partners that hold units in the Partnership have the right to require the redemption of their units at any time (“Unit Redemption Rights”). The Partnership’s obligation with respect to the Unit Redemption Rights is that the limited partner will receive cash from the Partnership in an amount equal to the market value of the units to be redeemed. However, in lieu of the Partnership acquiring the units for cash ElderTrust, the general partner, has the right to elect to acquire the units directly from the limited partners, either for cash or its common shares.

16. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2003, 2002 and 2001 is as follows (amounts in thousands):

	2003	2002	2001
Non-cash investing and financing activities:
Assets and liabilities consolidated or disposed of as a result of the acquisition or disposition of assets:
Real estate assets	$(117,241)	$125,498	$—
Restricted cash	(1,213)	2,193	—
Investments	(4,337)	(18,973)	—
Other assets	55	(1,676)	—
Real estate mortgage debt and debt	80,504	(103,945)	—
Other liabilities	3,642	(3,114)	—
Minority interest	—	17	—
Conversion of operating partnership units to common stock	—	$1,195	—
Acquisition of real estate properties at fair value in exchange for notes receivable	—	—	$12,650

ELDERTRUST OPERATING LIMITED PARTNERSHIP

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2003

(dollars in thousands)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period
Description	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements	Total (1)	Accum. Deprec. (2)	Orig. Construct. / Renovation Date	Date Acquired
Assisted Living Facilities:
Agawam, MA	$—	(3)	$1,249	$11,243	$—	$1,249	$11,243	$12,492	$2,334	1997	Jan-98
Paoli, PA	—		1,128	10,079	208	1,151	10,287	11,438	2,136	1995	Jan-98
Macungie, PA	—	(3)	420	3,780	—	420	3,780	4,200	387	1997	Jan-01
Reading, PA	—	(3)	470	4,230	—	470	4,230	4,700	433	1997	Jan-01
Pottstown, PA	—	(3)	360	3,240	—	360	3,240	3,600	332	1998	Jan-01
Kimberton, PA	10,050	(5)	1,239	10,834	10	970	8,872	9,842	768	1996	Jan-98
North Andover, MA	8,537		1,194	10,729	3	1,194	10,732	11,926	1,915	1995	Dec-98
Newton, MA	13,829		1,793	16,091	5	1,793	16,096	17,889	2,871	1905/1995	Dec-98
Brookline, MA	10,926		1,468	13,217	—	1,469	13,161	14,630	2,348	1995	Dec-98

Subtotal	43,342		9,321	83,443	226	9,076	81,641	90,717	13,524

Independent Living Facility:
Newton, MA	12,630		1,772	15,945	—	1,772	15,950	17,722	2,844	1996	Dec-98

Subtotal	12,630		1,772	15,945	—	1,772	15,950	17,722	2,844

Skilled Nursing Facilities:
Lopatcong, NJ	—		1,490	13,406	—	1,490	13,406	14,896	2,783	1984/1992	Jan-98
Wayne, PA	3,500		662	5,921	1,761	662	7,682	8,344	1,487	1920/1999	Jan-98
Chester, PA	18,489	(4)	1,187	10,670	—	1,187	10,670	11,857	2,215	1960/1983	Jan-98
Philadelphia, PA	—	(4)	1,230	11,074	1	1,230	11,075	12,305	2,299	1973	Jan-98
Pennsburg, PA	—		1,091	9,813	51	1,091	9,864	10,955	2,049	1982	Jan-98

Subtotal	21,989		5,660	50,884	1,813	5,660	52,697	58,357	10,833

ELDERTRUST OPERATING LIMITED PARTNERSHIP

SCHEDULE III (continued)

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2003

(dollars in thousands)

		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period				Orig. Construct. / Renovation Date	Date Acquired
Description	Encumbrances	Land	Buildings and Improvements		Land	Buildings and Improvements	Total (1)	Accum. Deprec. (2)
Medical Office and Other Buildings:
Upland, PA	2,520	—	4,383	129	—	4,810	4,810	937	1977	Jan-98
Drexel Hill, PA	5,717	—	8,132	86	—	8,377	8,377	1,704	1984/1997	Feb-98
Forked River, NJ	482	62	563	—	62	563	625	117	1996	Jan-98

Subtotal	8,719	62	13,078	215	62	13,750	13,812	2,758

Total Operating	$86,680	$16,815	$163,350	$2,254	$16,570	$164,038	$180,608	$29,959

(1)	The aggregate cost for Federal income tax purposes is $174,742.
(2)	Depreciation expense is calculated using a 28.5 year composite life for both building and equipment.
(3)	Encumbered by the Guidance Line.
(4)	This is a single note which covers both properties.
(5)	This property was classified as held for sale prior to November 1, 2001. The asset value and accumulated depreciation have been adjusted according to SFAS 144. See “Item 2—Properties.”

Properties Held for Sale at December 31, 2003:

		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period				Orig. Construct./ Renovation Date	Date Acquired
Description	Encumbrances	Land	Buildings and Improvements		Land	Buildings and Improvements	Total (1)	Accum. Deprec. (2)
Wilkes-Barre, PA	$2,516	$662	$5,932	—	$654	$5,462	$6,116	$1,145	1984	Jan-98

Asset Held for Sale	$2,516	$662	$5,932	—	$654	$5,462	$6,116	$1,145

The following represents a roll forward of the balance of real estate properties and related accumulated depreciation from January 1, 2001 to December 31, 2003:

	Cost Basis	Accumulated Depreciation
Balance at January 1, 2001 (1)	$163,889	$14,085

Additions during period:
Acquisitions (2)	12,650	362
Asset previously held for sale (3)	9,695	59
Improvements	171	75

Real estate properties depreciation for the period	—	5,164

Balance at December 31, 2001	$186,405	$19,745

Additions during period:
Assets written down to fair value	(2,119)	—
Assets held for sale reclassed on balance sheet	(1,115)	(189)
Assets held for sale written down to fair value	(315)	—
Acquisition of property through the consolidation of Meridian, Cabot and Cleveland	143,782	18,260
Improvements	340	81

Real estate properties depreciation for the period	—	7,024

Balance at December 31, 2002	$326,978	$44,921

Additions during period:
Assets held for sale reclassed on balance sheet	(6,116)	(1,145)
Assets sold	(140,185)	(19,770)
Assets held for sale written down to fair value	(470)	—
Improvements	401	—

Real estate properties depreciation for the period	—	5,953

Balance at December 31, 2003	$180,608	$29,959

(1)	Balance does not reflect assets held for sale. Assets held for sale are disclosed separately on the Balance Sheet.

(2)	Represents three assisted living properties and land on one additional property acquired through the debt restructuring with Genesis on January 31, 2001.

(3)	Represents the Woodbridge property located in Kimberton, PA . This asset was reclassified from held for sale on November 1, 2001.